SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             Obie Media Corporation
                 ===============================================
                                (Name of Issuer)

                         Common Stock, without par value
                    =========================================
                         (Title of Class of Securities)

                                    674391107
                           ==========================
                                 (CUSIP Number)

                                 Randall C. Pape
                           355 Goodpasture Island Road
                              Eugene, Oregon 97401
                                 (541) 683-5073
                 ===============================================
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                             Jeffrey S. Cronn, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 221-1440


                                November 1, 1999
                 ===============================================
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

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CUSIP No. 674391107                                            Page 2 of 8 Pages



1.       Names of Reporting Persons; S.S. or I.R.S. Identification No. of Above
         Persons

         The Pape Group, Inc.

         --------------------------------------

2.       Check the appropriate box if a member of a group (see instructions)

         (a) / /
         (b) / /

3.       SEC USE ONLY

         --------------------------------------

4.       Source of Funds (see instructions)

         WC, OO
         --------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or place of organization

         United States
         --------------------------------------

7.       Sole Voting Power

         510,000*
         --------------------------------------

8.       Shared Voting Power

         0
         --------------------------------------

9.       Sole Dispositive Power

         510,000*
         --------------------------------------

10.      Shared Dispositive Power

         0
         --------------------------------------

11.      Aggregate amount beneficially owned by each reporting person

         510,000*
         --------------------------------------

12. Check box if the aggregate amount in row (11) excludes certain shares (see instructions)

         / /

13.      Percent of class represented by amount in row (11)

         9.6**
         --------------------------------------

14.      Type of Reporting Person

         CO
         --------------------------------------

----------------------
* The share information in this Schedule does not give effect to the 11-for-10 Common Stock split approved by the Issuer's Board of Directors in October 1999 and payable to shareholders of record as of November 22, 1999.

** Percentage is based upon 5,322,949 shares of the Issuer's Common Stock outstanding as of October 11, 1999.

CUSIP No. 674391107                                            Page 3 of 8 Pages



1.       Names of Reporting Persons; S.S. or I.R.S. Identification No. of Above
         Persons

         Randall C. Pape

         --------------------------------------

2.       Check the appropriate box if a member of a group (see instructions)

         (a) / /
         (b) / /

3.       SEC USE ONLY

         --------------------------------------

4.       Source of Funds (see instructions)

         AF
         --------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or place of organization

         United States
         --------------------------------------

7.       Sole Voting Power

         525,950*
         --------------------------------------

8.       Shared Voting Power

         0
         --------------------------------------

9.       Sole Dispositive Power

         525,950*
         --------------------------------------

11.       Shared Dispositive Power

         0
         --------------------------------------

11.      Aggregate amount beneficially owned by each reporting person

         525,950*
         --------------------------------------

12. Check box if the aggregate amount in row (11) excludes certain shares (see instructions)

         / /

13.      Percent of class represented by amount in row (11)

         9.9**
         --------------------------------------

14.      Type of Reporting Person

         IN
         --------------------------------------

----------------------
* The share information in this Schedule does not give effect to the 11-for-10 Common Stock split approved by the Issuer's Board of Directors in October 1999 and payable to shareholders of record as of November 22, 1999.

** Percentage is based upon 5,322,949 shares of the Issuer's Common Stock outstanding as of October 11, 1999.




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                                                               Page 4 of 8 Pages


Item 1.  Security and Issuer.
-------  --------------------

         Title of Class:

                  Common Stock, without par value (the "Common Stock")

         Name and Address of Principal Executive Offices of Issuer:

                  Obie Media Corporation
                  4211 West 11th Avenue
                  Eugene, Oregon  97402

Item 2.  Identity and Background.
-------  ------------------------

         (a), (b), (c), and (f) This Schedule 13D is filed by each of The Pape Group, Inc. and Randall C. Pape.

         The Pape Group, Inc. (the "Group") is an Oregon corporation. The Group's principal business address is 355 Goodpasture Island Road, Eugene, Oregon 97401. The group's principal business is capital equipment sales and service and the management of its subsidiaries, Pape Bros., Inc., Flightcraft, Inc., Hyster Sales Company, Pape Properties, Inc., and Industrial Finance Company.

         The name and present principal occupation or employment of each executive officer and director of the Group is set forth below. Each individual listed is a United States citizen and has a business address at 355 Goodpasture Island Road, Eugene, Oregon 97401.

Name                                Present Principal Occupation or Employment
----                                ------------------------------------------

Executive Officers:

Randall C. Pape                     President and CEO, the Group
Gary D. Pape                        Secretary, the Group
Thomas N. Saylor                    Vice President of Finance and Corporate
                                      Services, Assistant Secretary, the Group

Directors:

Randall C. Pape                     President and CEO, the Group
Gary D. Pape                        Secretary, the Group
Shirley N. Pape                     Chair, Private Foundation
M. Susan Pape                       Community Volunteer

         As stated above, Randall C. Pape ("Pape") is a citizen of the United States and Mr. Pape's business address is 355 Goodpasture Island Rd., Eugene, Oregon 97401. Mr. Pape is

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                                                               Page 5 of 8 Pages

President, Chief Executive Officer, a director and controlling shareholder of the Group.


         (d) During the last five years, neither the Group or Pape, nor, to the best of their knowledge, any of the Group's directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Group or Pape, nor, to the best of their knowledge, any of the Group's directors or executive officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         The responses to Items 4, 5 and 6 of this statement are incorporated herein by reference.

         The funds to be used by the Group to purchase the shares of Common Stock to be acquired by it pursuant to the Stock Purchase Agreements between it and each of Brian B. Obie, Delores M. Mord, Wayne P. Schur, Douglas D. Obie and Christine Obie-Barrett more fully discussed in Item 5 below (collectively, the "Agreements," and each an "Agreement") (Exhibits 99.1 - 99.5) will be provided by the general working capital funds of the Group and existing bank facilities.

Item 4.  Purpose of Transaction.
-------  -----------------------

         The responses to Items 3, 5 and 6 of this statement are incorporated herein by reference.

         The Group will purchase and currently intends to hold the shares of Common Stock acquired under the terms of the Agreements for investment purposes. Pape currently intends to hold the shares of Common Stock beneficially owned or to be beneficially owned by him for investment purposes. Except as described in this Schedule 13D, the Group and Pape have no immediate plans to either acquire more Common Stock or to dispose of Common Stock. It is possible that the Group or Pape may acquire additional Common Stock, or dispose of Common Stock, either through brokerage firms or in privately negotiated transactions. The decision of either such person to do so will be influenced by, among other considerations, investment

                                                               Page 6 of 8 Pages

characteristics of the securities, as well as both fundamental and technical analyses of the Issuer and the securities markets generally.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         The responses to Items 3, 4 and 6 of this statement are incorporated herein by reference. The share information in this statement does not give effect to the 11-for-10 Common Stock split approved by the Issuer's Board of Directors in October 1999 and payable to the Issuer's shareholders of record as of November 22, 1999. Common Stock ownership percentages described in this statement are based upon 5,322,949 shares of the Issuer's Common Stock being outstanding as of October 11, 1999.

         On November 1, 1999, the Group entered into separate Agreements with each of Brian B. Obie, Delores M. Mord, Wayne P. Schur, Douglas D. Obie and Christine Obie-Barrett to purchase 300,000, 90,000, 40,000, 40,000 and 40,000 shares of Common Stock, respectively, or 510,000 shares of Common Stock in the aggregate, all such shares to be acquired by the Group at a purchase price of $11.00 per share. Brian B. Obie, Delores M. Mord and Wayne P. Schur are directors of the Issuer. Further, Mr. Obie is the Issuer's Chairman, President and Chief Executive Officer; Ms. Mord is the Issuer's Secretary; and Mr. Schur is an Executive Vice President of the Issuer.

         Upon the closing of the transactions contemplated by the Agreements, each of the Group, directly, and Pape, indirectly as the Group's President, Chief Executive Officer and controlling shareholder, will have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 510,000 shares of Common Stock to be acquired by the Group under the terms of the Agreements. These 510,000 shares of Common Stock will represent approximately 9.6% of the Issuer's Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The Group is not currently the beneficial owner of any other shares of Common Stock.

         Pape has served as a nonemployee director of the Issuer since November 1996. His current term as a director expires in 2000. The Issuer grants each nonemployee director a nonqualified stock option to purchase 5,000 shares of Common Stock under its Restated 1996 Incentive Stock Plan (the "Stock Plan") upon the individual becoming a director. On the date of each annual shareholder meeting, the Issuer grants each such director an additional option to purchase 1,000 shares under the Stock Plan. Options granted to nonemployee directors have a term of 15 years

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                                                               Page 7 of 8 Pages

and an exercise price equal to the fair market value of Common Stock on the grant date. Such options become exercisable at the rate of 20% per year of service.

         In addition to his right to acquire Common Stock pursuant to his exercise of currently exercisable options (or options which will become exercisable within 60 days of the date of this statement) to purchase up to 3,850 shares of Common Stock, granted as described in the preceding paragraph, as of the date hereof, Pape beneficially owns directly 12,100 shares of Common Stock. Accordingly, based on calculations made in accordance with Rule 13d-3(d), Pape will be, directly or indirectly, the beneficial owner of 525,950 shares, or approximately 9.9% of the Issuer's Common Stock, upon the closing of the transactions contemplated by the Agreements.

Item 6.  Contracts, Arrangements, Understandings or Relationships
-------  --------------------------------------------------------
         with respect to Securities of the Issuer.
         -----------------------------------------

         The responses to Items 2, 3, 4 and 5 of this statement are incorporated herein by reference.

         The Agreements are incorporated herein by reference. The Agreements are filed as Exhibits 99.1 - 99.5 hereto.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         Exhibit 99.1, Stock Purchase Agreement, dated for convenience as of October 10, 1999, by and between Brian B. Obie and the Group.

         Exhibit 99.2, Stock Purchase Agreement, dated for convenience as of October 10, 1999, by and between Delores M. Mord and the Group.

         Exhibit 99.3, Stock Purchase Agreement, dated for convenience as of October 10, 1999, by and between Wayne P. Schur and the Group.

         Exhibit 99.4, Stock Purchase Agreement, dated for convenience as of October 10, 1999, by and between Douglas D. Obie and the Group.

         Exhibit 99.5, Stock Purchase Agreement, dated for convenience as of October 10, 1999, by and between Christine Obie-Barrett and the Group.

         Exhibit 99.6, Joint Filing Agreement between the Group and Pape pursuant to Rule 13d-1(k) under the 1934 Act.

                                                               Page 8 of 8 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



DATED:  November 11, 1999           The Pape Group, Inc.


                                    By: /s/ Randall C. Pape
                                       --------------------------
                                       Randall C. Pape
                                       President and CEO


                                     /s/ Randall C. Pape
                                    -----------------------------
                                    Randall C. Pape